Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 21, 2013	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura S. Crotty and Eric Envall

RE:	RCS Capital Corporation
Registration Statement on Form S-1
Filed February 22, 2013
File No. 333-186819

Dear Ms. Crotty and Mr. Envall:

On behalf of our client, RCS Capital Corporation (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 16, 2013 (the “Comment Letter”), with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 22, 2013, as amended March 28, 2013, April 29, 2013 and May 10, 2013 (No. 333-186819)(the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 4 to the Registration Statement (“Amendment No. 4”). Amendment No. 4 has been filed by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 4. All page number references in the Company’s responses are to page numbers in Amendment No. 4.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

May 21, 2013

Our Structure and Reorganization, page 11

1.	We note that 89.7% of your operating subsidiaries’ economic rights will be owned by Parent, with 10.3% held by you. Please ensure that this wide discrepancy is clearly disclosed to potential purchasers of your shares. Therefore:

•	Please indicate on the Cover Page that Parent will have an 89.7% economic interest in the operating subsidiaries from where you derived your income.
•	Please include a separate “Economic Interests” subsection in your “The Offering” section beginning on page 15 that describes this structure.
•	Please indicate in your “Dividend Policy and Dividends” section on page 49 that the portion of distributions made by the operating subsidiaries to you that are therefore available to your shareholders via dividends is limited to 10.3% of such distributions.
•	Please revise your “Executive Overview – Non-Controlling Interest” section on page 63 to disclose the economic interests percentages.

The Company has revised its disclosure regarding the economic interests throughout the prospectus. Please see the cover page and pages 15, 48 and 62.

Use of Proceeds, page 48

2.	Please describe what safeguards you have in place to prevent a situation where you would contribute approximately 85% of the net proceeds of the offering to your operating subsidiaries who then could contribute up to 89.7% of those net proceeds to Parent or any other related party or affiliate.

The Use of Proceeds disclosure has been updated, as requested. As noted, the Company’s board of directors, in the exercise of its fiduciary duties, will ensure that the net proceeds are allocated in a manner that, in its business judgment, will be in the best interest of all its stockholders. The Company believes that, under most circumstances, it would be a violation of fiduciary duty if the board of directors allowed the Company to contribute approximate 85% of the net proceeds of the offering to its operating subsidiaries who then would contribute up to 89.7% of those net proceeds to Parent or any other related party or affiliate. Please see page 48.

In addition to responding to the comment letter, we are writing to confirm the Company has revised its unaudited pro forma combined consolidated statements of financial condition in response to oral comments that the Staff provided during its telephone conversation with the Company on May 16, 2013. Please see pages 54 to 59 of the prospectus.

Lastly, we have additional disclosure we would like to point out to the Staff. Firstly, please see page 82 for disclosure pertaining to a FINRA disclosure. Secondly, in response to oral comments that the Staff provided during its telephone conversation with the Company on May 20, 2013 regarding changed pages to the Registration Statement previously emailed to the Staff, the Company has revised its disclosure regarding acquisition strategies. Please see pages 113 to 114.

May 21, 2013

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.